Exhibit 99.a

Central GoldTrust

Friday April 24, 2009

Central GoldTrust (symbol: TSX – GTU.UN (Cdn.$) and GTU.U (U.S.$) NYSE Amex – GTU (U.S.$)) has today released selected financial information in U.S. dollars  relating to results of operations for the three months ended March 31, 2009.

CENTRAL GOLDTRUST
STATEMENTS OF NET ASSETS
(expressed in U.S. dollars)

	March 31,	December 31,
	2009	2008
Net assets:
Gold at market	$181,149,891	135,592,210
Cash	222,453	147,728
Short-term deposits	3,646,057	2,937,792
Prepaid expenses and other	159,575	68,620
	185,177,976	138,746,350
Accrued liabilities	(289,305)	(148,837)
Net assets representing Unitholders’ equity	$184,888,671	138,597,513

Represented by:
Capital Units issued: 5,403,000 (2008: 4,279,500)	$112,427,284	76,279,600
Retained earnings inclusive of unrealized appreciation of holdings	72,461,387	62,317,913
	$184,888,671	138,597,513

Net asset value per Unit	$34.22	32.39

Net asset value per Unit expressed in Canadian dollars	$43.12	39.66

Exchange rate: U.S. $1.00 = Cdn.	$1.2602	1.2246

The change in net assets as reported in U.S. dollars, which will occur from period to period, will primarily be a result of the changing market price of gold and the proportion of gold held by the Trust.

Net assets increased by $46,291,158 or 33.4%, during the three month period to a total of $184,888,671.  The increase in net assets was attributable to the increased market price of gold during the period and to the net proceeds of $36,147,684 from the public offering of 1,123,500 Units completed on January 14, 2009.

CENTRAL GOLDTRUST
STATEMENTS OF INCOME
(expressed in U.S. dollars)

	Three months ended March 31,
	2009	2008
Income:
Interest	$11,629	27,391
Change in unrealized appreciation of holdings	10,392,935	14,364,596
	10,404,564	14,391,987
Expenses:
Administration fees	130,442	107,235
Safekeeping, insurance and bank charges	39,345	33,709
Legal fees	24,617	16,645
Regulatory filing fees	21,395	26,611
Auditors’ fees	15,713	34,450
Trustees’ fees and expenses	12,918	9,116
Stock exchange fees	5,957	5,241
Unitholder information	5,149	5,049
Registrar and transfer agent fees	3,318	3,200
Miscellaneous	35	50
Foreign currency exchange loss	2,201	813
Total expenses	261,090	242,119
Net income
inclusive of unrealized appreciation of holdings	$10,143,474	14,149,868
Net income per Unit
inclusive of unrealized appreciation of holdings	$1.94	3.41

Net income for the three months ended March 31, 2009 was $10,143,474 ($1.94 per unit) compared to $14,149,868 ($3.41 per unit) for the same period in 2008, after deducting expenses of $261,090 (2008: $242,119).  Expenses increased for the period, primarily due to higher administration fees resulting from the increase in net assets.  Virtually all of the net income for the three month period is represented by the unrealized appreciation of holdings, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.14% for the three months ended March 31, 2009 compared to 0.16% for the same period in 2008.  For the twelve months ended March 31, 2009, this expense ratio remained unchanged at 0.60% when compared to the twelve months ended March 31, 2008.

Central GoldTrust is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices.  At March 31, 2009, the units of Central GoldTrust were 98% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the NYSE Amex.

For further information, contact J.C. Stefan Spicer, President & CEO;
Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).